UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2026

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Provisional Earnings in Consolidated Financial Statements Base

(In trillions of KRW)

		Q1 2026	Q4 2025	Changes over Q4 2025	Q1 2025	Changes over Q1 2025
Revenue	Amount	17.88	16.84	6.1%	17.44	2.5%
	Yearly Amount	17.88	—	—	17.44	—
Operating Profit	Amount	0.71	0.01	5472.8%	0.57	24.3%
	Yearly Amount	0.71	—	—	0.57	—
Profit before Income Tax	Amount	0.76	-0.15	turnaround	0.51	48.4%
	Yearly Amount	0.76	—	—	0.51	—
Profit	Amount	0.54	-0.31	turnaround	0.34	57.9%
	Yearly Amount	0.54	—	—	0.34	—
Profit Attributable to Owners of the Controlling Company	Amount	0.47	0.23	turnaround	0.30	54.6%
	Yearly Amount	0.47	—	—	0.30	—

*

The above earnings information is composed based on K-IFRS (Korean International Financial Reporting Standards) and the independent auditors’ review is not finished. Therefore, the earnings information may change in the review process.

POSCO HOLDINGS Q1 2026 earnings release April 30, 2026 posco holdings

DISCLAIMER This presentation was prepared to release information to shareholders, investors and the community pertaining to the company’s business outcomes, financial performance and key operations. The financial and business statements provided in the presentation are based on data available at the time of its preparation. Therefore, certain statements may change due to various factors, e.g., audit adjustment and changes in market conditions. Additionally, this presentation contains forward-looking statements relating to the business, financial performance and outlook of the company and/or the industry in which it operates. The forward-looking statements set forth herein are not historical facts and are solely based on assessments, expectations and forecasts made in the present, therefore, these statements are uncertain and subject to risk. The readers of this presentation shall be aware that the forward-looking statements in this presentation may not correspond to the actual business performance of the company for various reasons, e.g., changes in the business environment and conditions. The sole purpose of this presentation is to assist persons in deciding whether they wish to proceed with potential investments to the company. The company does not offer guarantee, expressed or implied, as to the accuracy or completeness of this presentation or the information contained herein; we do not assume liability for the information described in this presentation.

3

Consolidated Business Performance

Earnings increased on improved profitability in Rechargeable Battery Mtrls. and solid Infrastructure

Income



Revenue
Operating Profit
OP Margin
(KRW bil., %)
Q1 2025
17,437
568
3.3%
Q4 2025
16,841
13
0.1%
Q1 2026
17,876
707
4.0%

QoQ

Revenue
+1,035

OP Margin
+3.9%p

Operating Profit
+694

Financial Structure



Net Debt
EBITDA
Net Debt Ratio
(KRW bil., %)
Q1 2025
11,694
1,591
19.0%
Q4 2025
12,900
1,041
20.7%
Q1 2026
15,364
1,762
24.2%

QoQ

Net Debt
+2,464

Net Debt Ratio
+3.5%p

EBITDA
+721

- Q1 2026 CAPEX : (Consolidated) *KRW* 1.7 tril., (Separate) *KRW* 14.4 bil.

Performance before Intercompany Transaction Adjustment

(*KRW* billion)	Revenue			Operating Profit			Net Profit		
	Q1 2025	Q4 2025	Q1 2026	Q1 2025	Q4 2025	Q1 2026	Q1 2025	Q4 2025	Q1 2026
Consolidated Income	17,437	16,841	17,876	568	13	707	344	△311	543
Steel	15,112	14,521	14,964	453	254	345	225	114	293
POSCO[1]	8,968	8,298	8,935	346	337	213	220	228	180
Overseas	5,085	4,735	4,588	68	△111	87	△47	△199	32
Rechargeable Battery Mtrls.	930	644	979	△98	△157	△7	△97	△178	△51
POSCO Future M[2]	845	558	758	17	△52	18	49	△23	6
POSCO Argentina	12	19	28	△54	△55	△18	△70	△85	△36
POSCO Pilbara Lithium Solution	41	11	84	△49	△46	△3	△53	△57	△14
Infrastructure	13,176	13,314	13,859	304	△10	405	170	△136	219
POSCO International[2]	8,154	7,828	8,410	270	266	358	204	132	277
POSCO E&C[2]	1,814	1,815	1,680	24	△190	53	113	△2,066	214

1) Separate 2) Consolidated, POSCO INTERNATIONAL performance includes POSCO Energy

JVA Signing JV agreement signed with JSW to build an integrated steel mill in India (April 20, 2026) Establish a local production base beyond an export-driven model to capture the growing demand for high-grade steel in India Governance Structure and Strategic Synergies Joint and balanced management under 50:50 ownership: 6-member board (3 directors each) Each party alternates to appoint CEO every 5 years Enhance operational stability by incorporating the mutually complementary strengths of POSCO’s advanced technology and JSW’s project execution and cost leadership Reduce market entry risk by combining JSW’s distribution network and POSCO’s automotive steel sales capabilities Leverage JSW’s proven execution capabilities as India’s No.1 player to mitigate greenfield investment risk Site Location and Infrastructure Overview Marketing /Sales Project Execution Technology /Product Raw Materials Utilize POSCO’s advanced production technology to offer high-value added product portfolio P-MH (1.8mtpa) Site (Odisha) Enhance cost competitiveness with locally sourced low-cost iron ore POSCO Processing Center(4 sites, 950 Kt) Odisha • Proximity to iron ore mines with rail/port links enable stable procurement • Robust access to power, water, and road infrastructure provide cost efficiency and operational stability • Pre-secured, uninhabitated industrial site with low permitting and construction delay risk Construction Targeted for completion in 2031, with a 48-month construction period Schedule

5

Production System and Product Portfolio

Construct a 6 Mtpa BF-based integrated steel mill for premium steel to secure stable earnings

Enhance mid-to long-term profitability by initially serving infrastructure demand then expanding to high-value products, i.e., automotive and coated steel
Transition from a HQ material supply model to a fully localized business model to expand market share in India's automotive steel market

Facility Configuration

Optimized plant setup to utilize low-grade iron ore and high-grade steel production

Ironmaking
- Integration of a dedicated pelletizing facility for local ore use
- Optimize raw material cost-efficiency

Steelmaking
- Deployment of large-capacity converters and advanced EMS technology
- Achieve economies of scale and maximize high-purity steel quality

Hot Rolling
- Implementation of high-efficiency rolling facilities for 6 Mtpa capacity
- Enhance product versatility with upgraded high-strength steel rolling

Cold Rolling / Coating
- Establishment of a full-lineup system for high-value automotive steels
- Secure scalability in advance for future with high value-added product portfolio

Investment Overview

Phased execution to secure cost competitiveness and profitability

- Financing structure of 30% equity and 70% debt with equal funding commitment
- Secure mid- to long-term profitability through local raw material sourcing, advanced facilities, and a high-value-added product portfolio

Investment Economics
- Low construction cost supported by India's labor cost advantage
- Cost-efficient equipment and material supply via JSW Group's purchasing power

Stable Profitability
- Cost advantage secured through use of local low-cost iron ore and labor competitiveness
- Profitability driven by high-value added product portfolio (automotive steel, PosMAC, etc.)

Growth/ Decarbonization Technology
- Secure future growth drivers and expand premium steel market share with entry into the high-growth Indian market
- Explore low-carbon operating technology (e.g. hydrogen-based) application after successful testing and validation

Enhanced Steel Business Structure

6

Reduce high-cost aging facilities; expand low carbon production system

Coordinate aging facilties, introduce the electrical furnace, and set up foundation to introduce next-generation processes to boost mid to long-term production competence; establish sustainable business structure

Close 2FINEX

- A key facility that helped to commercialize POSCO's proprietary FINEX technology and accumulate operational knowhow
- Decision to restructure high-cost, low-efficiency facility to maximize profit and meet carbon rules
- Facility closure to shift to low-carbon production system and optimized operation; technology and operational knowhow to pass on to HyREX



<FINEX plant>

Transition to HyREX

- By breaking ground on the HyREX demo plant (Apr. 10, '26), HyREX technology validation kicks into gear
- MOLIT* approves Pohang industrial complex plan change (Mar. 27, '26)

*Ministry of Land, Infrastructure and Transportation

- Approx. 1.35M m^2 (333 ac.) of public waters near Pohang Works secured for future HyREX plant
- Demo plant validates technology while future HyREX site is secured to plan the shift to low steelmaking



<HyREX site>

Electrical furnace (Ef) phase in ('26.Q2)

- A new electrical furnace will go into operation in June '26, launching a 2.5Mtpa low-carbon crude steel production system
- Cutting edge pre-heating and continuous feeding technology boosts efficiency and product competence
- Establish reliable workflow by expanding scrap storage and optimizing raw materials operation body
conveyor

<Gwangyang electrical furnace>

7

Lithium Subsidiaries

Commercial production kicks in at POSCO Argentina Phase 1 (CP1) to offset losses and register profit


POSCO ARGENTINA
Revenue
Operating Profit
Q1 2025
12
-54
Q4 2025
19
-55
Q1 2026
28
-18
QoQ
(KRW bil., %)
Revenue
+9
Operating Profit
+37
POSCO Pilbara Lithium Solution
Revenue
Operating Profit
(KRW bil., %)
Q1 2025
41
-49
Q4 2025
11
-46
Q1 2026
84
-3
QoQ
Revenue
+72
Operating Profit
+43
POSCO HY Clean Metal
Revenue
Operating Profit
(KRW bil., %)
Q1 2025
27
-8
Q4 2025
42
-1
Q1 2026
44
1
QoQ
Revenue
+2
Operating Profit
+2

[P-ARG] Production volume and price hikes promise sustained performance

■ Phase 1 (CP1)

- March plant operation registers 70%, signaling commercial-scale production readiness
- Long-term ('26-'28) supply agreement signed with SK On (~ 25Kt) among other new customers
- Persistent effort to cut utility costs via amended D/S power agreement (Apr. '26) & U/S power source change (Jul. '26 LNG → Jan. '28, solar)

■ Phase 2 (CP2)

- Construction completion targeted for Oct. '26; commissioning seprations underway (e.g., brine concentration)

■ Additional Licensing for Mining Rights

- Acquired 100% mining rights to Argentina brine asset from LIS (Apr. 7, '26, *KRW* 95 bil.)
  - · Adds 1.58Mt lithium resource to be used in Phase 3 expansion in conjunction with existing mining rights

[P-PLS] Losses significantly offset in Q1 assisted by lithium price hike & reversal of inventory valuation losses

- Despite QoQ recovery, elevated spodume prices limit visibility for 2H

[JV with Mineral Resources in Australia] JV expected to launch in Q4

- Spodumene price hikes by 95.1% (vs. Q4 '25), enhancing cash generation capability

[P-HYCM] First ever quarterly profit recorded since its commissioning in July '23

Shareholder Return Policy Update (~2022)

8

From 2023 to 2025, shareholder returns total KRW 3.5 tril. (incl. 4% treasury shares cancellation)

(KRW 2.3 tril. in dividends, KRW 1.2 tril. in canceled treasury shares)

Advanced shareholder programs that place investors first. We were first to introduce quarterly dividend payout interval (2016); released Mid-term dividend policy (2020); and announced treasury stock buyback and cancellation plan (2024)

2016 – Advanced Quarterly Dividend Payout Policy Introduced

First introduction by a large Korean business group (Oct. '15)

2020 ~ 2022 – Mid-term Dividend Policy/ Buyback & Cancellation of Treasury Shares

Performance-linked dividend policy / Treasury shares buyback (*KRW* 1 tril.) & cancel lation (3%)

2023 – 2nd Mid-term dividend Policy Released

'23~'25 Shareholder Return Policy released with due consideration given to business growth and dependable dividends

2024 – Policy Announcement: Treasury Shares Cancellation

Phased cancellation of treasury shares (6%) between '24 to '26

2025 – 2nd Mid-term Dividend Policy Period Closes

Policy implemented with integrity to close out the policy period ('23~'25) / applied dividend confirmation prior to record date protocol


Progress (2023~2025)
Total return value
Cash dividend
Treasury share cancellation
Total return rate
(KRW bil., %)
44.7%
138.8%
178.9%
759
759
1,520
758
762
1,177
756
421
2023
2024
2025
3-year cumulative('23~'25)
Total return value
3,455
Cash dividend
2,273
Treasury share cancellation
1,183

Dividend

Completion of Mid-term dividend policy program ('23~'25) : *KRW* 2.3 tril.

- By making basic payment of *KRW* 10K/share between '23 to '25, dividend payout ratio reached 76%
- Dividend policy upheld despite FCF squeeze resulting from rising RBM business CAPEX and stagnant profits

Treasury share cancellation

Phased cancellation of 6% treasury shares over 3 years ('24~'26): *KRW* 1.8 tril.

- Between '24 to '25, 4% of treasury shares were cancelled (*KRW* 1.2 tril.)
- The remaining 2% (*KRW* 635.1 bil.) was cancelled in '26 (Mar. 31).

New Mid-term Shareholder Return Policy (2026-2028) Shift to a performance-linked shareholder return policy to reinforce high-dividend market position and payout visibility For 2026-2028, shareholder return fund is set to 35-40% of adjusted net profit attributable to controlling interest; we plan to deliver shareholder value by employing a flexible mix of cash dividends and buyback/cancellation of treasury shares. POSCO HOLDINGS remains committed to building a virtuous cycle of business growth that feeds into shareholder value enhancement by blending strategic investment for future growth and performance-linked shareholder return policy. 2026-2028 Shareholder Return Policy Targeting a ‘35-40% shareholder return ratio** based on adjusted net profit attributable to controlling interest * Shareholder return ratio = (total dividend+treasury shares buyback/cancellation)/ Net profit attributable to controlling interest X 100 (%) 1. Policy based on net profit attributable to controlling interest, adjusted to exclude non-operating and one-off valuation gains and losses (e.g., large asset impairments) 2. Base dividend is discontinued; total shareholder return value is defined by the performance-linked return policy 3. Shareholder returns to be managed within 35-40% based on annual earnings, by blending cash dividends and buyback/cancellation of new treasury shares -Minimize quarterly dividend variation by comprehensive assessment of quarterly performance and business plan - Flexible mix of cash dividends and buyback/cancellation of treasury shares based on investment, financial position, and market condition 9

POSCO Production/Sales Crude Steel (Kt) Sales Volume (Kt) Utilization Rate* (KRW bil., %) % of Premium Plus Products Sold** Income Revenue Operating Profit OP Margin 8,819 QoQ QoQ 8,651 8.148 88.1% 8,721 8,285 7,717 Crude Steel (Kt) 89.8% +98 Sales Volume (Kt) +568 8,968 Q1 2025 346 3.9% 86.9% 8,299 Utilization Rate* % of Premium Plus Products Sold** Q4 2025 4.1% 336 Revenue +636 Operating Profit A123 26.5% 24.7% 27.3% +2.9%p +2.6% Q1 2026 Q1 2025 Q4 2025 Q12026 8,935 213 OP Margin 2.4% A1.7% * Utilization Rate: crude steel production/crude steel capacity ** carbon-reduced products and materials, e.g., Hyper NO, to supply high-profit, high-growth industreis OP declined as raw material costs rose on higher input prices, FX and freight charges Selling price (carbon steel) ‘25.Q4) KRW920K/t 26.Q1) KRW920K/t (-) ‘25.Q4) 100 ‘26.Q1) 110.0 (+10.0) Key raw materials cost (carbon steel) Expenses * Increase driven by price/ freight (60%) and FX (40%) Cost of goods sold (COGS) drops due to reversal of inventory valuation losses (KRWbil, %) Increase in Production/Sales Increase in Volume Increase in Selling Price Raw Materials Price 336 +44 A225 Decline in Expenses, etc. +17 213 Q42025 Q12026 (KRWbil.) 10

Steel (overseas) PT. Krakatau POSCO (Indonesia) 676 Q1 2025 Q4 2025 593 25 Q1 2026 664 20 POSCO Maharashtra (India) 464 Q1 2025 61 Q4 2025 Q1 2026 526 3 498 31 Revenue Operating Profit (KRWbil.) PZSS (China) QoQ 672 Q1 2025 Revenue A19 +71 Operating Profit A5 Q4 2025 554 A132 Q1 2026 363 A2 Revenue Operating Profit (KRWbil.) QoQ Revenue A191 Operating Profit +130 Revenue Operating Profit (KRWbil.) PY VINA (Vietnam) Revenue Operating Profit (KRWbil.) QoQ 105 QoQ Q1 2025 0.3 Revenue Revenue A28 82 +16 Q4 2025 A0.3 Operating Profit +28 98 Q1 2026 Operating Profit +1 Despite seasonal downturn, overall profitability improved on sales volume growth and rigorous cost-cutting efforts [PT.KP] Europe-bound exports increased, and cost-cutting efforts persisted during Indonesia’s Ramadan and Leberan holidays [PZSS] Divestment procedures completed; proceeds to be collected in Q2 (Deconsolidated as of April 1) [P-MH] OP benefited from rebound in Indian market price rebound and input cost decline [PY VINA] QOQ OP improved on export-led volume growth despite working days cut by Vietnam’s Tet holiday 11

POSCO FUTURE M Income Revenue & OP by Segment Revenue Operating Profit OP Margin (KRWbil.,) (KRWbil.) Q1 2025 Q4 2025 Q1 2026 QoQ A9.3% 2.0% 2.3% QoQ Revenue + 200 Operating Profit + 70 OP Margin Revenue 845 558 758 +200 Energy Materials 505 220 434 +217 Base Materials 340 338 324 A14 Operating Profit 17 A52 18 +70 +11.6% Energy Materials 2 A61 A1 +60 Base Materials 15 9 19 +10 Q12025 Q4 2025 845 17 558 A52 758 Q1 2026 18 Energy Materials: Profitability recovered on customer diversification and improving market conditions [CAM] NCA/N87 sales recovery and volume growth in new markets drove up selling price alongside lithium price rebound [AAM] Despite volume decline from overseas inventory adjustments, base effect manifests from accounting of massive previous quarter artificial graphite anode inventory valuation losses Base Materials: Despite temporary volume decline in refractory and chemical products sales, OP and plant utilization rate rose on lime plant efficiency gains 12

POSCO International Revenue & OP by Segment Income Revenue Operating Profit OP Margin (KRWbil., %) (KRWbil.) Q1 2025 Q4 2025 Q1 2026 QoQ QoQ Q12025 8,154 3.3% 270 Q42025 7,828 266 3.4% Q1 2026 8,410 358 4.3% OP Margin +0.9% Revenue +582 Operating Profit +92 Revenue 8,154 7,828 8,410 +582 Energy¹ 858 988 1,118 +130 Steel Mtrls., etc.2) 7,296 6,840 7,292 +452 Operating Profit 270 266 358 +92 Energy¹) 135 145 173 +28 Steel Mtrls., etc.?) 135 121 185 +64 1) Consists of E&P(gas fields), LNG plant and terminal 2) Consists of steel, biomaterial (raw material, foods, industrial material), and consolidated accounting Favorable market conditions across key industries and increased sales supported solid earnings [Power] Winter season heating demand drove SMP increase(KRW+11.8/kWh) and consumption (+3.9% p) (+KRW 36 bil., QoQ) [Steel] Increased pre-buying ahead of EU’s quota cuts and expanded supply of high-value-add steel products and long-term project steel (+KRW 24 bil., QoQ) [Palm oil] Global crude palm oil (CPO) rallies on tension in the Middle East and biodiesel blending policy impact (+KRW 18 bil., QoQ) [Gas field] Strong sales on Senex capacity expansion, demand hike in Myanmmar gas fields (+3.8 bil.cf), and positive FX impact(+KRW 14) (+KRW 12 bil., QoQ) 13

POSCO E&C Income 1,814 Q12025 1.3% 24 1,815 Q4 2025 190 A10.5% Q1 2026 1,680 53 Revenue & OP by Segment (KRWbil.) Revenue Operating Profit OP Margin (KRWbil., 4) Q1 2025 Q4 2025 Q1 2026 QoQ QoQ Revenue 1,814 1,815 1,680 A135 Revenue A134 Operating Profit +29 OP Margin Plant 423 582 576 +6 Infrastructure* 239 Construction 1,157 1,240 1,072 A168 Consolidated Accounts A4 A7 32 +39 Operating Profit 24 A190 53 +243 Plant 3 A203 A25 +178 3.2% +1.9% Infrastructure* A10 Construction 29 A16 80 +96 Consolidated Accounts 2 28 A2 A26 *Organization integration of Infrastructure and Plant divisions(“25.40) Despite QoQ revenue decline from partial project delays, OP increased on project value adjustment and SG&A expense cuts -OP increased on Shinbanpo 21 contract value adjustment, favorable ruling on Yongin Dongcheon housing project litigation and SG&A savings carryover effects Group affiliates and urban redevelopment project order values achieved KRW 1.9 tril. [Plant] Gwangyang BCGL and Pohang Steel Works facility repair and enhancement project awards total KRW0.6 tril. . [Construction] Orders awarded primarily in urban redevelopment projects, e.g., Geoje District 2 in Busan, Munlae Hyundai Phase 5 in Seoul, total KRW1.3 tril. 14

Summarized Consolidated Income Statement Category Q1 2025 Q4 2025 Q1 2026 (KRW billion) Revenue Gross Profit (Gross Margin) SG&A Operating Profit (Operating Margin) Profit Before Tax Net Profit Net Profit Attributable to Controlling Interest 17,437 16,841 17,876 QoQ +1,035 1,336 1,029 1,516 +488 7.7% 6.1% 8.5% +2.4%p 767 1,016 810 A206 568 13 707 +694 3.3% 0.1% 4.0% +3.9% 510 A149 757 +905 344 A311 543 +854 302 A225 467 +693 EBITDA (EBITDA Margin) EPS (KRW) 1,591 1,041 1,762 +721 9.1% 6.2% 10.0% +3.8% 3,735 A2,784 5,896 8,680 No. of Outstanding Shares (thousand) 80,933 80,933 79,242 A1,691 15

Summarized Consolidated Income Statement Category Q1 2025 Q4 2025 Q1 2026 (KRW billion) Revenue Gross Profit (Gross Margin) SG&A Operating Profit (Operating Margin) Profit Before Tax Net Profit Net Profit Attributable to Controlling Interest 17,437 16,841 17,876 QoQ +1,035 1,336 1,029 1,516 +488 7.7% 6.1% 8.5% +2.4% p 767 1,016 810 A206 568 13 707 +694 3.3% 0.1% 4.0% +3.9% 510 149 757 +905 344 A311 543 +854 302 A225 467 +693 EBITDA (EBITDA Margin) EPS (KRW) 1,591 1,041 1,762 +721 9.1% 6.2% 10.0% +3.8% 3,735 A2,784 5,896 8,680 No. of Outstanding Shares (thousand) 80,933 80,933 79,242 A1,691 15 Summarized Consolidated Balance Sheet (KRW billion) Category Q1 2025 Q4 2025 Q1 2026 QoQ Current Assets 44,291 43,484 44,861 +1,377 Cash Balance* 15,497 15,593 14,897 A696 Accounts Receivable 11,139 11,198 12,265 +1,067 Inventories 13,319 13,624 14,144 +520 Non-Current Assets 57,833 61,709 63,485 +1,776 Tangible Assets 40,126 42,293 42,962 +669 Intangible Assets 4,845 5,494 5,675 +182 Other LT Financial Assets 2,463 3,061 3,527 +467 Total Assets 102,124 105,192 108,346 +3,153 Liabilities 40,450 42,815 44,952 +2,137 Current Liabilities 23,458 23,132 23,609 +477 Non-Current Liabilities 16,992 19,683 21,343 +1,660 (Total Interest-Bearing Debt) 27,191 28,492 30,261 +1,769 Shareholders’ Equity 61,674 62,378 63,393 +1,015 Controlling Interest 55,577 55,730 56,793 +1,063 Net Debt 11,694 12,900 15,364 +2,464 Net Debt to Equity 19.0% 20.7% 24.2% +3.5%p *Cash Balance represents Cash and Cash Equivalents and Short-term Financial Instruments 16 posco HOLDINGS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: April 30, 2026	By	/s/ Han, Young Ah
(Signature)
Name: Han, Young-Ah
Title: Executive Vice President